Exhibit 99.1

NEWS RELEASE

IAMGOLD REPORTS RECORD REVENUES, EARNINGS AND CASH FLOW FOR 2011

All amounts are expressed in U.S. dollars, unless otherwise indicated

Refer to the annual management discussion and analysis (MD&A) and audited consolidated financial statements for more information.

Toronto, Ontario, February 23, 2012 – IAMGOLD Corporation (“IAMGOLD” or the “Company”) today reported its consolidated financial results and operating information for the year and fourth quarter ended December 31, 2011. During 2011, the Company generated a record $1.7 billion in revenues from continuing operations supported by an average realized gold price of $1,555 per ounce. Net earnings attributable to equity shareholders, including the earnings from discontinued operations, were a record $806.7 million ($2.15 per share), an increase of 207% compared to 2010. Net earnings from continuing operations attributable to equity shareholders were $391.3 million ($1.04 per share), an increase of 81% over 2010.The Company had cash, cash equivalents and gold bullion at market price of $1.3 billion as of December 31, 2011, with operating cash flow from continuing operations of $589.9 million in 2011, an increase of 70% from $347.8 million in 2010.

For the fourth quarter of 2011, net earnings from continuing operations attributable to equity shareholders were $133.6 million ($0.36 per share), an increase of 22% compared to the fourth quarter of 2010, and operating cash flow from continuing operations of $204.8 an increase of 2% compared to the fourth quarter of 2010.

“In 2011, realized gold prices reached new highs, which allowed us to post strong revenues, gold margins2 of over $900 per ounce, as well as significantly higher earnings and cash flows,” said Steve Letwin, President and CEO of IAMGOLD. “More importantly, 2011 was a successful year on many strategic fronts as we profitably divested of a number of non-core gold properties, moved forward on several brownfield expansion projects, uncovered the potential value of Niobec, and have identified what we believe to be the largest deposit of rare earth elements outside of China.”

Mr. Letwin continued, “In 2012, our gold business will be focused on growth through expansion of our existing projects, the most extensive exploration program in the Company’s history and potential accretive acquisitions. Of equal priority will be our initiatives to improve productivity, enabling us to maximize our margins in this high gold price environment. In addition, we will move ahead to expand Niobec and to find alternative ways to maximize the value of our REE resource, both with the ultimate goal of developing these businesses in a way that delivers the best shareholder returns.”

FOURTH QUARTER 2011 HIGHLIGHTS

•

Net earnings from continuing operations attributable to equity shareholders of $133.6 million ($0.36 per share) increased by 22%, compared to $109.9 million ($0.29 per share) in the fourth quarter of 2010.

•

Adjusted net earnings from continuing operations attributable to equity shareholders[1] of $108.5 million ($0.29 per share1) decreased by 9% from $119.2 million ($0.32 per share) in the fourth quarter of 2010, mainly the result of fewer ounces of gold sold.

•	Operating cash flow from continuing operations before changes in working capital[1] was $189.4 million ($0.50 per share1) compared to $190.8 million ($0.51 per share) in the fourth quarter of 2010.

•

Gold production from continuing operations of 253,000 attributable ounces in the fourth quarter of 2011 was flat with the same quarter in 2010. Cash costs[1] were $643 per ounce in the fourth quarter of 2011 compared to cash costs of $536 per ounce during the fourth quarter of 2010. At IAMGOLD operated sites, the average cash cost per ounce was $562 in the fourth quarter of 2011 compared to $469 per ounce in the fourth quarter of 2010.

•

With increases in dividends announced in June and December 2011, the Company’s annual dividend payment is $0.25 per share, representing a 317% increase over the payout rate at the beginning of 2010. Dividends of $47.0 million were paid in January 2012.

•

IAMGOLD continued to deliver on its strategy to divest of non-core assets with the disposal of its investment in two royalties, including the Magistral gold royalty on properties in Mexico, for $15.0 million.

FULL YEAR 2011 HIGHLIGHTS

Financial Performance

•

Net earnings attributable to equity shareholders were a record $806.7 million ($2.15 per share) during 2011, compared to $262.6 million ($0.71 per share) in 2010. The sale of the Tarkwa and Damang mines in Ghana and the Mupane mine in Botswana bolstered net earnings by $415.3 million.

•

Record net earnings from continuing operations attributable to equity shareholders were $391.3 million ($1.04 per share) an increase of 81% over 2010, and record operating cash flow from continuing operations of $589.9 million in 2011, an increase of 70% from prior year, both fuelled by record revenues of $1.7 billion, up 53% from $1.1 billion in 2010.

•

Record adjusted net earnings from continuing operations attributable to equity shareholders[1] of $406.4 million ($1.08 per share1), increased by 82% from $223.2 million ($0.60 per share) in 2010. The increase was mainly the result of a record gold margin per ounce[2] which increased from $726 to $919 as metal price increases more than offset the increases in costs. See the Adjusted Net Earnings reconciliation on page 18 for further details.

•

Record operating cash flow from continuing operations before changes in working capital[1] of $653.8 million ($1.74 per share1), increased by 66% compared to $393.4 million ($1.06 per share) in 2010. See the Operating cash flow from continuing operations before changes in working capital reconciliation on page 19 for further details.

•	IAMGOLD delivered on its strategy to divest profitably of the following non-core assets which provided $737.4 million of cash in 2011:

•

In December 2011, the Company disposed of its investment in two royalties, including the Magistral gold royalty on properties in Mexico, for proceeds of $15.0 million and a gain of $12.4 million net of tax.

•

In August 2011, the Company completed the disposition of its Mupane gold mine in Botswana for total proceeds of $34.2 million, resulting in net cash proceeds of $6.6 million and a gain of $5.3 million, net of tax.

•

In June 2011, the Company completed the sale of its 18.9% interests in the Tarkwa and Damang gold mines in Ghana, West Africa to Gold Fields Limited for cash proceeds of $667.0 million, resulting in a gain of $402.8 million, net of tax.

•	In February 2011, the Company disposed of the La Arena project in Peru, for proceeds of $48.8 million resulting in a gain of $10.5 million, net of tax.

Financial Position

•

Financial position with cash, cash equivalents and gold bullion (at market) was at its highest level during the year at $1.3 billion as of December 31, 2011 compared to $0.4 billion at December 31, 2010. Operating cash flow during 2011 funded investments at operating, exploration and development sites while proceeds from disposals on non-core assets strengthened the Company’s position for strategic growth initiatives in the gold space.

•

In 2012, the Company plans to incur approximately $880 million in capital expenditures, which includes $38 million capitalized exploration. In addition, the Company is projecting $93 million in expensed exploration for 2012.

•

In February 2012, the Company increased its $350.0 million unsecured revolving credit facility to a four-year, $500.0 million unsecured revolving credit facility. The Company also increased its revolving facility for the issuance of letters of credit to $75.0 million.

•

In February 2012, Niobec Inc., a wholly-owned subsidiary of the Company, entered into a four-year $250.0 million unsecured revolving credit facility to be used for general corporate requirements including working capital requirements and expansion of existing facilities of Niobec.

Production, Cash Costs and Margins

Gold Operations

•

Attributable gold production of 896,000 ounces from continuing operations in 2011 increased 23% compared to 728,000 attributable ounces in 2010. Total attributable gold production including discontinued operations was 972,000 ounces (967,000 ounces in 2010).

•

Weighted average cash costs[1] from continuing operations were $636 per ounce in 2011, compared to $534 per ounce in 2010. Cash costs at IAMGOLD-operated sites were $573 per ounce compared to $482 per ounce in 2010.

•	Gold margin[2] increased by 27% from $726 per ounce during 2010 to $919 per ounce during 2011 as price increases more than offset the increases in costs.

Niobec Mine

Niobium production of 4.6 million kilograms increased by 0.2 million kilograms in 2011 compared to 2010, at an operating margin3 of $15 per kilogram, compared to $18 per kilogram in 2010. Notwithstanding a higher average price sold, the lower operating margin was due to lower grades and higher costs resulting from mine re-sequencing to align to future plan changes in mining approach, higher prices of consumables and a stronger Canadian dollar.

Reserves and Resources

At the end of 2011, the Company is reporting a decrease in reserves of 0.7 million ounces, or 5%, to 13.3 million ounces. At the end of 2011, total attributable measured and indicated resources of 18.2 million ounces of gold (inclusive of reserves) were consistent with the prior year. The amounts exclude the discontinued operations of Mupane, Tarkwa and Damang. (The Company issued a separate news release on its Reserves and Resources on February 23, 2012).

At the end of 2011, Niobium probable reserves increased by 616% to 1,746 million kilograms of contained niobium pentoxide (Nb2O 5) compared to the prior year.

IAMGOLD announced on February 2nd, 2012 (see News Release) that an inferred resource of 466.8 million tonnes at an average grade of 1.65% Total Rare Earth Oxides (“TREO”) was estimated on the rare earth elements (“REE”) zone adjacent to its Niobec niobium mine as a result of its 2011 exploration drilling program.

Development and Expansion Projects

The Company issued a separate news release entitled IAMGOLD Releases Update on its Capital Development Projects on February 23, 2012 with updates on its development and expansion projects.

Outlook for Growth

As previously disclosed in January 2012, and in the Company’s annual MD&A, IAMGOLD expects:

•	Attributable gold production for 2012 to be in the range of 840,000 to 910,000 ounces at a cash cost[1] of between $670 and $695 per ounce.

•

Annual attributable gold production for 2013 and 2014 to be in the range of 1.0 million to 1.1 million ounces, the increase coming primarily from the planned start-up of the Westwood mine in Canada in 2013;

•

Annual niobium production of between 4.6 million and 5.1 million kilograms in 2012 at an operating margin[3] of between $15 and $17 per kilogram. Production is planned to grow to between 4.8 million and 5.3 million kilograms by 2014;

•

Capital expenditures for the Company’s gold assets of $790 million in 2012, $580 million in 2013, and $410 million in 2014, with a primary focus to advance and expand the Company’s core long-life assets, including the following projects:

•	the expansion of the Essakane gold mine in Burkina Faso;

•	the continued development of the Westwood gold project in Canada for start-up in early 2013;

•	the expansion of the Rosebel gold mine in Suriname; and

•	the expansion of the Sadiola joint venture gold project in Mali to mine and process sulphide ore.

•

Capital expenditures for Niobec are $90 million in 2012, $120 million in 2013 and $250 million in 2014. These amounts include pre-production capital for the Niobec mine expansion of $90 million and $220 million in 2013 and 2014, respectively.

For more detailed information on 2012 to 2014 assumptions used and sensitivity analysis, refer to the Company’s annual MD&A.

REVIEW OF FOURTH QUARTER 2011 RESULTS

Financial Performance

Revenues from continuing operations in the fourth quarter of 2011 were $481.6 million, a 9% increase from $440.9 million in the fourth quarter of 2010, primarily due to higher realized gold prices. Realized prices rose 19% to $1,638 per ounce in the fourth quarter of 2011 versus $1,381 per ounce in the fourth quarter of 2010.

Net earnings from continuing operations attributable to equity shareholders were $133.6 million ($0.36 per share) during the fourth quarter of 2011, compared to $109.9 million ($0.29 per share) in the fourth quarter of 2010.

Adjusted net earnings from continuing operations attributable to equity shareholders1 were $108.5 million ($0.29 per share1), down 9% from $119.2 million ($0.32 per share) in the fourth quarter of 2010, mainly the result of lower ounces of gold sold.

Operating cash flow from continuing operations in the fourth quarter of 2011 was $204.8 million compared to $201.1 million in the fourth quarter of 2010. Operating cash flow from continuing operations before changes in working capital1 in the fourth quarter of 2011 was $189.4 million ($0.50 per share1), in line with the fourth quarter of 2010.

Commitment to Zero Harm Continues

The importance of continually striving for Zero Harm is a core value for IAMGOLD. The Company strives to eliminate all injuries through a commitment to safety leadership at all levels, daily engagement of its employees in health and safety, and by fostering a culture of finding and eliminating hazards.

SUMMARIZED FINANCIAL RESULTS

(in $millions)	December 31, 2011	Change	December 31, 2010
Financial Position	$		$
Cash, cash equivalents and gold bullion
• at market value	1,262.5	207%	411.3
• at cost	1,148.4	269%	311.2
Total assets	4,349.7	27%	3,431.1
Equity	3,528.9	28%	2,758.1

(in $millions, except where noted)	Fourth quarter ended December 31, 2011	Change	Fourth quarter ended December 31, 2010	Year ended December 31, 2011	Change	Year ended December 31, 2010
Results of Continuing Operations	$		$	$		$
Revenues	481.6	9%	440.9	1,673.2	53%	1,097.1
Mining costs including depreciation, depletion and amortisation	264.6	3%	256.3	914.8	41%	649.4

Earnings from mining operations	217.0	18%	184.6	758.4	69%	447.7

Net earnings from continuing operations attributable to equity shareholders	133.6	22%	109.9	391.3	81%	215.9
Basic earnings from continuing operations attributable to equity shareholders per share ($/share)	0.36	24%	0.29	1.04	79%	0.58
Net earnings attributable to equity shareholders	133.6	8%	124.1	806.7	207%	262.6
Basic net earnings attributable to equity shareholders per share ($/share)	0.36	9%	0.33	2.15	203%	0.71
Adjusted net earnings from continuing operations attributable to equity shareholders(a)	108.5	(9%)	119.2	406.4	82%	223.2
Basic adjusted net earnings from continuing operations attributable to equity shareholders per share ($/share)(a)	0.29	(9%)	0.32	1.08	80%	0.60
Cash Flows
Operating cash flow from continuing operations	204.8	2%	201.1	589.9	70%	347.8
Operating cash flow from continuing operations before changes in working capital(a)	189.4	(1%)	190.8	653.8	66%	393.4
Operating cash flow from continuing operations before changes in working capital per share ($/share)(a)	0.50	(2%)	0.51	1.74	64%	1.06

(a)	Adjusted net earnings from continuing operations attributable to equity shareholders of the Company, adjusted net earnings from continuing operations attributable to equity shareholders per share, operating cash flow from continuing operations before changes in working capital and operating cash flow from continuing operations before changes in working capital per share are non-GAAP measures. Refer to the Supplemental Information attached to the end of this news release for reconciliation to GAAP measures.

Key Operating Statistics	Fourth quarter ended December 31, 2011	Change	Fourth quarter ended December 31, 2010	Year ended December 31, 2011	Change	Year ended December 31, 2010
Gold mines (Continuing operations)
Gold sales (000oz)(a)	263	(9%)	289	953	29%	738
Average realized gold price ($/oz)	1,638	19%	1,381	1,555	23%	1,260
Attributable gold production (000 oz)
Continuing operations	253	(1%)	255	896	23%	728
Discontinued operations	—	(100%)	60	76	(68%)	239

Total	253	(20%)	315	972	1%	967

Cash cost from continuing operations ($/oz)(b)	643	20%	536	636	19%	534
Gold margin from continuing operations ($/oz)(b)	995	18%	845	919	27%	726
Niobec mine – Operating results
Niobium sales (millions of kg Nb)	1.3	30%	1.0	4.6	7%	4.3
Niobium production (millions of kg Nb)	1.2	20%	1.0	4.6	5%	4.4
Operating margin ($/kg Nb)(b)	16	(6%)	17	15	(17%)	18

(a)

Gold sales include 100% sales of Rosebel, Essakane and the Doyon division, 41% of sales from Sadiola, and 40% of sales from Yatela. Attributable sales for the fourth quarters of 2011 and 2010 were 248,000 ounces and 273,000 ounces, respectively, and for 2011 and 2010, 896,000 ounces and 706,000 ounces, respectively, after taking into account 95% of the Rosebel sales and 90% of the Essakane sales.

(b)

Cash cost per ounce, gold margin per ounce, and operating margin per kilogram of niobium at the Niobec mine are non-GAAP measures. Refer to the Supplemental Information attached to the end of this news release for reconciliation to GAAP measures.

ATTRIBUTABLE GOLD PRODUCTION, CASH COST AND

GOLD MARGIN PER OUNCE

The table below presents the gold production attributable to the Company along with the weighted average cash cost per ounce of production and the gold margin.

	Gold Production				Total Cash Cost(a)				Gold Production				Total Cash Cost(a)
	Fourth quarter ended December 31								Year ended December 31
	2011		2010		2011		2010		2011		2010		2011		2010
IAMGOLD Operator	(000 oz	)	(000 oz	)	$	/oz	$	/oz	(000 oz	)	(000 oz	)	$	/oz	$	/oz
Rosebel (95%)	104		119			598		449	385		395			616		484
Essakane (90%)	94		80			425		414	337		122			488		429
Doyon division (100%)	19		18			1,044		843	24		33			1,076		655

	217		217			562		469	746		550			573		482

Joint Ventures
Sadiola (41%)	28		29			1,023		785	121		118			816		653
Yatela (40%)	8		9			1,604		1,379	29		60			1,534		780

	36		38			1,146		924	150		178			954		696

Continuing operations	253		255			643		536	896		728			636		534
Discontinued operations	—		60			—		738	76		239			847		695

Total	253		315			643		574	972		967			653		574

Continuing operations
Cash cost excluding royalties						554		475						551		475
Royalties						89		61						85		59

Cash cost(a)						643		536						636		534

Gold margin from continuing operations
Realized gold prices						1,638		1,381						1,555		1,260
Cash cost						643		536						636		534

Gold margin(a)						995		845						919		726

(a)	Cash cost per ounce and gold margin per ounce are a non-GAAP measures. Refer to the Supplemental Information attached to the end of this news release for reconciliation to GAAP measures.

OPERATIONS

ROSEBEL MINE, SURINAME

Attributable gold production during the fourth quarter of 2011 was 104,000 ounces, 13% lower than the same quarter in the prior year, primarily due to lower grades.

Cash costs per ounce1 in the fourth quarter of 2011 were 33% higher than the same quarter in 2010. Labour costs were higher due to inflationary factors in the Surinamese economy and higher global oil prices led to increased cost of hauling and thermal power. In addition, royalties increased with rising gold prices.

ESSAKANE MINE, BURKINA FASO

Attributable production during the fourth quarter of 2011 was 94,000 ounces, compared to 80,000 ounces during the fourth quarter of 2010. During the fourth quarter of 2011, the mine achieved record throughput which was above nameplate capacity.

Cash costs per ounce1 of $425 in the fourth quarter of 2011 were higher compared to the fourth quarter of 2010 mainly due to higher energy prices, upward pressure on consumable prices and higher royalties due to higher gold prices and an increased royalty rate. During the fourth quarter, the site capitalized 9.2 million tonnes of waste in relation to a capital stripping campaign which began in 2011.

DOYON DIVISION, CANADA

As a cost savings initiative, the ore mined from Mouska had been stockpiled and batch processing commenced in the third quarter and was completed in the fourth quarter of 2011. Ore will be stockpiled throughout 2012 for processing in 2013 as the mill is shut-down and refurbished in preparation for processing ore from the Westwood mine.

SADIOLA MINE, MALI

Attributable gold production of 28,000 ounces for the fourth quarter of 2011 was slightly lower than the prior year period as a result of lower grades.

Cash costs per ounce1 in the fourth quarter of 2011 were 30% higher than the fourth quarter in 2010 primarily as a result of higher energy costs, higher consumables costs, higher labour costs from a revised mining contract finalized in the fourth quarter of 2010, and increased royalties from higher realized gold prices. During the fourth quarter, the site capitalized 2.7 million attributable tonnes of waste in relation to a capital stripping campaign which began in 2011.

Sadiola distributed a dividend of $8.2 million to IAMGOLD during the fourth quarter of 2011.

YATELA MINE, MALI

Attributable gold production of 8,000 ounces was slightly lower than the same period in the prior year. After completing the mining of the bottom of the main pit in early 2010, mine production shifted to a longer-haul satellite pit, which resulted in lower grades and higher waste stripping.

Cash costs per ounce1 during the fourth quarter of 2011 were significantly higher than the same quarter in the prior year mainly the result of a high strip ratio.

GOLD SALES VOLUME AND REALIZED GOLD PRICE

The following table presents the total ounces of gold sold from continuing operations and the realized gold price per ounce.

	Fourth Quarter ended December 31				Year ended December 31
	Gold sales (000 oz)		Realized gold price ($/oz)		Gold sales (000 oz)		Realized gold price ($/oz)
	2011	2010	2011	2010	2011	2010	2011	2010
Operator	225	250	1,631	1,383	803	562	1,553	1,275
Joint ventures	38	39	1,677	1,367	150	176	1,566	1,211

Total sales from continuing operations(a)(b)	263	289	1,638	1,381	953	738	1,555	1,260

(a)

Gold sales include 100% sales of Rosebel, Essakane and the Doyon division, 41% of sales from Sadiola, and 40% of sales from Yatela. Attributable sales for the fourth quarters of 2011 and 2010 were 248,000 ounces and 273,000 ounces, respectively, and for 2011 and 2010, 896,000 ounces and 706,000 ounces, respectively, after taking into account 95% of the Rosebel sales and 90% of the Essakane sales.

(b)

Continuing operations exclude Mupane, Tarkwa and Damang which are discontinued operations. Gold sales from discontinued operations for 2011 and 2010 were 79,000 ounces and 181,000 ounces, respectively.

NIOBEC OPERATING RESULTS

	Fourth Quarter ended December 31			Year ended December 31
	2011	Change	2010	2011	Change	2010
Niobium production (millions of kg Nb)	1.2	20%	1.0	4.6	5%	4.4
Niobium sales (millions of kg Nb)	1.3	30%	1.0	4.6	7%	4.3
Operating margin ($/kg Nb)(a)	16	(6%)	17	15	(17%)	18
a)	Operating margin per kilogram of niobium at the Niobec Mine is a non-GAAP measure. Refer to the Supplemental Information attached to the end of this news release for reconciliation to GAAP measures.

Niobium production and sales during the fourth quarter of 2011 were 20% and 30% higher respectively than the same period last year. Higher production resulted from increased mill throughput reflecting improved utilization of the mill expansion that was completed in late 2010. The operating margin per kilogram3 of niobium decreased by $1 per kilogram in the fourth quarter of 2011 compared to the same period in 2010. Notwithstanding the higher average price sold, the lower operating margin was due to lower grades and higher costs resulting from higher prices of consumables and a stronger Canadian dollar.

Niobium production during 2011 was 5% higher compared to the prior year. The operating margin per kilogram of niobium decreased by $3 per kilogram in 2011 compared to the same period in 2010.

EXPLORATION

Based on positive exploration results, the Company has confirmed its commitment to organic growth by approving an aggressive corporate exploration budget of $130.6 million in 2012, a 20% increase over the $108.6 million expended in 2011. The 2012 corporate exploration program is the most ambitious ever undertaken by IAMGOLD, and the Company plans to carry out approximately 670,000 metres of core and reverse circulation drilling across 20 early to late stage exploration projects and the Company’s four mines and development projects (nearly 495,000 metres completed in 2011). The drilling in 2012 includes a minimum of 2,750 metres on the Rare Earth Element (“REE”) Project in Quebec, prior to planning and commencement of more detailed resource evaluation work.

END NOTES

(1)

Adjusted net earnings attributable to equity shareholders of the Company, adjusted net earnings attributable to equity shareholders per share, cash cost per ounce, operating cash flow from continuing operations before changes in working capital and operating cash flow from continuing operations before changes in working capital per share are non-GAAP measures. Please refer to the Supplemental information section attached to the end of this news release for reconciliation to GAAP measures.

(2)	Gold margin per ounce is a non-GAAP measure. Please refer to the Supplemental Information section attached to the end of this news release for reconciliation to GAAP measures.
(3)

Operating margin per kilogram of niobium at the Niobec mine is a non-GAAP measure. Please refer to the Supplemental information section attached to the end of this news release for reconciliation to GAAP measures.

CONFERENCE CALL

A conference call will be held on February 24, 2012 at 8:00 a.m. (Eastern Standard Time) for a discussion with management regarding the Company’s operating performance and financial results for the fourth quarter and full-year 2011. A webcast of the conference call will be available through the Company’s website - www.iamgold.com.

Conference Call Information: North America Toll-Free: 1-866-551-1530 or 1-212-401-6700, passcode: 34138884#

A replay of this conference call will be available from 6:00 p.m. February 24th to March 24th, 2012. Access this replay by dialling: North America toll-free: 1-866-551-4520 or 1-212-401-6750, passcode: 279271#

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold and niobium production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold and niobium production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company’s expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. IAMGOLD uses certain terms in this presentation, such as “measured,” “indicated,” or “inferred,” which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Forms 40-F. You can review and obtain copies of these filings from the SEC’s website at http://www.sec.gov/edgar.shtml or by contacting the Investor Relations department.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a leading mid-tier gold mining company producing approximately one million ounces annually from 5 gold mines (including current joint ventures and investments in associates) on 3 continents. In the Canadian province of Quebec, the Company also operates Niobec Inc., which produces more than 4.5 million kilograms of niobium annually, and owns a rare earth element resource close to its niobium mine. IAMGOLD is uniquely positioned with a strong financial position and extensive management and operational expertise. To grow from this strong base, IAMGOLD has a pipeline of development and exploration projects and continues to assess accretive acquisition opportunities. IAMGOLD’s growth plans are strategically focused in West Africa, select countries in South America and regions of Canada.

For further information please contact:

Bob Tait, VP Investor Relations, IAMGOLD Corporation

Tel: (416) 360-4743 Mobile: (647) 403-5520

Laura Young, Director, Investor Relations, IAMGOLD Corporation

Tel: (416) 933-4952 Mobile: (416) 670-3815

Toll-free: 1 888 464-9999 info@iamgold.com

Please note:

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx.

SUPPLEMENTAL INFORMATION

1.	CONSOLIDATED FINANCIAL STATEMENTS (BALANCE SHEETS, STATEMENTS OF EARNINGS, STATEMENTS OF COMPREHENSIVE INCOME, AND STATEMENTS OF CASH FLOWS) – YEAR-ENDED DECEMBER 31 IS AUDITED AND FOURTH QUARTER ENDED DECEMBER 31 IS UNAUDITED

2.	NON-GAAP FINANCIAL MEASURES (UNAUDITED)

a.	ADJUSTED NET EARNINGS

b.	OPERATING CASH FLOWS FROM CONTINUING OPERATIONS BEFORE CHANGES IN WORKING CAPITAL

c.	GOLD MARGIN

d.	CASH COSTS

e.	UNIT OPERATING MARGIN PER KILOGRAM OF NIOBIUM FOR THE NIOBEC MINE

1.	CONSOLIDATED FINANCIAL STATEMENTS (BALANCE SHEETS, STATEMENTS OF EARNINGS, STATEMENTS OF COMPREHENSIVE INCOME, AND STATEMENTS OF CASH FLOWS)

IAMGOLD CORPORATION

Consolidated Balance Sheets

(Audited; In thousands of U.S. dollars)	December 31, 2011	December 31, 2010	January 1, 2010
	$	$	$
Assets
Current assets
Cash and cash equivalents	1,051,613	270,779	191,374
Gold bullion (market value $210,874; December 31, 2010 – $140,551; January 1, 2010 –$108,749)	96,795	40,411	40,408
Receivables and other current assets	155,919	81,848	82,912
Inventories	239,127	204,716	160,897

	1,543,454	597,754	475,591

Non-current assets
Investments in associates	16,259	246,122	232,438
Mining assets	1,881,581	1,788,703	1,624,511
Exploration and evaluation assets	356,494	306,215	174,661
Goodwill	256,689	267,978	267,978
Other non-current assets	295,245	224,333	174,735

	2,806,268	2,833,351	2,474,323

	4,349,722	3,431,105	2,949,914

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities	205,951	158,410	140,462
Income and mining taxes payable	86,743	52,416	33,485
Dividends payable	46,988	31,324	24,507
Current portion of asset retirement obligations	6,366	4,511	7,119
Current portion of other non-current liabilities	6,577	6,825	5,819

	352,625	253,486	211,392

Non-current liabilities
Deferred income and mining tax liabilities	234,814	216,784	206,944
Asset retirement obligations	215,854	182,910	112,094
Other non-current liabilities	17,514	19,804	13,031

	468,182	419,498	332,069

	820,807	672,984	543,461

Equity
Equity attributable to equity shareholders of the Company:
Common shares	2,308,633	2,255,498	2,201,528
Contributed surplus	19,869	18,789	12,302
Retained earnings	1,104,884	383,602	151,758
Fair value reserve	41,151	43,267	17,659

	3,474,537	2,701,156	2,383,247
Non-controlling interests	54,378	56,965	23,206

	3,528,915	2,758,121	2,406,453

	4,349,722	3,431,105	2,949,914

IAMGOLD CORPORATION

Consolidated Statements of Earnings

	Fourth quarter ended December 31 (Unaudited)		Year ended December 31 (Audited)
(In thousands of U.S. dollars, except per share amounts)	2011	2010	2011	2010
	$	$	$	$
Revenues	481,605	440,913	1,673,187	1,097,072

Mining costs	264,579	256,291	914,818	649,355
General and administrative expenses	16,505	13,602	54,246	48,718
Exploration expenses	21,050	13,964	73,326	45,870
Other	1,394	538	2,637	(565)

Operating costs	303,528	284,395	1,045,027	743,378

Earnings from operations	178,077	156,518	628,160	353,694
Share of net loss from investments in associates (net of income tax)	(1,635)	—	(1,635)	—
Finance costs	(1,469)	(1,620)	(7,131)	(5,980)
Foreign exchange gains (losses)	4,059	(2,772)	(8,040)	(7,788)
Interest income, derivatives and other investment gains	26,648	17,967	37,636	31,499

Earnings from continuing operations before income and mining taxes	205,680	170,093	648,990	371,425
Income and mining tax expenses	(59,915)	(49,756)	(220,996)	(138,291)

Net earnings from continuing operations	145,765	120,337	427,994	233,134
Net earnings from discontinued operations	—	14,153	415,320	46,711

Net earnings	145,765	134,490	843,314	279,845

Net earnings from continuing operations attributable to:
Equity shareholders of the Company	133,639	109,903	391,344	215,910
Non-controlling interests	12,126	10,434	36,650	17,224

Net earnings from continuing operations	145,765	120,337	427,994	233,134

Net earnings attributable to:
Equity shareholders of the Company	133,639	124,056	806,664	262,621
Non-controlling interests	12,126	10,434	36,650	17,224

Net earnings	145,765	134,490	843,314	279,845

Weighted average number of common shares outstanding attributable to equity shareholders of the Company (in thousands)
Basic	375,870	372,795	374,947	371,392
Diluted	377,142	374,395	376,520	373,255
Earnings from continuing operations attributable to equity shareholders of the Company per share ($ per share)
Basic	0.36	0.29	1.04	0.58
Diluted	0.35	0.29	1.04	0.58
Earnings attributable to equity shareholders of the Company per share ($ per share)
Basic	0.36	0.33	2.15	0.71
Diluted	0.35	0.33	2.14	0.70

IAMGOLD CORPORATION

Consolidated Statements of Comprehensive Income

	Fourth quarter ended December 31 (Unaudited)		Year ended December 31 (Audited)
(In thousands of U.S. dollars)	2011	2010	2011	2010
	$	$	$	$
Net earnings	145,765	134,490	843,314	279,845

Other comprehensive income (loss), net of tax:
Net change in fair value of available-for-sale financial assets, net of tax	(244)	19,254	4,242	43,926
Net change in fair value of available-for-sale financial assets and impairment transferred to the statement of earnings, net of tax	525	(9,544)	(6,358)	(18,318)

	281	9,710	(2,116)	25,608
Other	(881)	(949)	(881)	(949)

Total other comprehensive income (loss), net of tax	(600)	8,761	(2,997)	24,659

Comprehensive income	145,165	143,251	840,317	304,504

Comprehensive income from continuing operations	145,165	129,098	424,997	257,793
Comprehensive income from discontinued operations	—	14,153	415,320	46,711

Comprehensive income	145,165	143,251	840,317	304,504

Comprehensive income attributable to:
Equity shareholders of the Company	133,039	132,817	803,667	287,280
Non-controlling interests	12,126	10,434	36,650	17,224

	145,165	143,251	840,317	304,504

IAMGOLD CORPORATION

Consolidated Statements of Cash Flows

	Fourth quarter ended December 31 (Unaudited)		Year ended December 31 (Audited)
(In thousands of U.S.dollars)	2011	2010	2011	2010
	$	$	$	$
Operating activities:
Net earnings from continuing operations	145,765	120,337	427,994	233,134
Adjustments for:
Finance costs	1,469	1,620	7,131	5,980
Depreciation, depletion and amortisation	44,768	32,011	156,797	116,607
Changes in estimates of asset retirement obligations at closed sites	10,769	40,979	23,048	40,979
Income and mining tax expenses	59,915	49,756	220,996	138,291
Unrealized foreign exchange loss (gain) on cash and cash equivalents	(3,744)	(1,020)	11,438	(686)
Other non-cash items	(17,471)	(11,676)	(21,940)	(15,374)
Adjustments for cash items	(3,387)	(1,555)	(8,300)	(8,579)
Movements in non-cash working capital items and long-term ore stockpiles	15,356	10,377	(63,907)	(45,528)

Cash generated from operating activities	253,440	240,829	753,257	464,824
Interest paid	(663)	(670)	(2,894)	(2,686)
Income and mining taxes paid	(48,004)	(39,000)	(160,459)	(114,300)

Net cash from operating activities	204,773	201,159	589,904	347,838

Investing activities:
Acquisition of mining assets	(112,091)	(35,397)	(264,326)	(256,622)
Acquisition of exploration and evaluation assets	(35,315)	(27,675)	(130,818)	(112,045)
Short-term investments	169,887	—	—	—
Other investing activities	(77,966)	8,766	(94,954)	22,271
Net cash proceeds from disposals of non-core assets	15,000	—	737,406	—

Net cash from (used in) investing activities	(40,485)	(54,306)	247,308	(346,396)

Financing activities:
Proceeds from loan	—	—	—	50,000
Repayment of debt	—	—	—	(50,000)
Financing costs	—	—	—	(2,365)
Issuance of shares, net of issue costs	1,786	901	54,724	54,652
Dividends paid	(4,887)	(1,670)	(80,141)	(31,684)
Other financing activities	21	22	106	451

Net cash from (used in) financing activities	(3,080)	(747)	(25,311)	21,054

Impact of foreign exchange on cash and cash equivalents	3,744	1,020	(11,438)	686

Net cash from (used in) discontinued operations	—	10,998	(19,629)	56,223

Increase in cash and cash equivalents	164,952	158,124	780,834	79,405
Cash and cash equivalents, beginning of period	886,661	112,655	270,779	191,374

Cash and cash equivalents, end of the year	1,051,613	270,779	1,051,613	270,779

2.a.	NON-GAAP FINANCIAL MEASURES | ADJUSTED NET EARNINGS (UNAUDITED)

Adjusted net earnings from continuing operations attributable to equity shareholders and adjusted net earnings from continuing operations attributable to equity shareholders per share are non-GAAP financial measures. Management believes that these measures better reflect the Company’s performance for the current period and are a better indication of its expected performance in future periods. Adjusted net earnings from continuing operations attributable to equity shareholders and adjusted net earnings from continuing operations attributable to equity shareholders per share are intended to provide additional information, but do not have any standardized meaning prescribed by IFRS, are unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS. Adjusted net earnings from continuing operations attributable to equity shareholders represent net earnings from continuing operations attributable to equity shareholders excluding certain impacts, net of tax, such changes in estimates of asset retirement obligations including unrecognized tax benefits, unrealized derivative gain or loss, gain/loss on sale of marketable securities and assets, foreign exchange gain or loss, executive severance costs, as well as the impact of significant change in tax laws for mining taxes, and unrealized gain on foreign exchange translation of deferred income and mining tax liabilities. These measures are not necessarily indicative of net earnings or cash flows as determined under IFRS. The following table provides a reconciliation of net earnings from continuing operations attributable to equity shareholders as per the unaudited condensed consolidated interim statement of earnings, to adjusted net earnings from continuing operations attributable to equity shareholders.

Adjusted net earnings from continuing operations attributable to equity shareholders

(in $ millions, except for number of shares and per share amounts)	Fourth quarter ended December 31		Year ended December 31
	2011	2010	2011	2010
	$	$	$	$
Net earnings from continuing operations attributable to equity shareholders	133.6	109.9	391.3	215.9

Executive severance costs	—	—	—	0.8
Foreign exchange loss/(gain)	(6.0)	0.2	6.1	5.2
Derivative loss/(gain)	(15.7)	(1.7)	3.4	0.6
Gain on sales of marketable securities	(1.9)	(13.2)	(8.9)	(22.1)
Gain on sales of assets	(9.2)	(3.7)	(25.1)	(3.7)
Changes in estimates of asset retirement obligations including unrecognized tax benefits	16.7	30.0	25.7	30.0
Higher/(Lower) taxes from significant change in mining tax laws	—	(5.1)	5.5	(5.1)
Unrealized loss/(gain) on foreign exchange translation of deferred income and mining tax liabilities	(9.0)	2.8	8.4	1.6

	(25.1)	9.3	15.1	7.3

Adjusted net earnings from continuing operations attributable to equity shareholders	108.5	119.2	406.4	223.2

Basic weighted average number of common shares outstanding (in millions)	375.9	372.8	374.9	371.4

Basic adjusted net earnings from continuing operations attributable to equity shareholders ($/share)	0.29	0.32	1.08	0.60

2. b.	NON-GAAP FINANCIAL MEASURES - OPERATING CASH FLOWS FROM CONTINUING OPERATIONS BEFORE CHANGES IN WORKING CAPITAL (UNAUDITED)

The Company makes reference to a non-GAAP measure for operating cash flow from continuing operations before changes in working capital and operating cash flow from continuing operations before changes in working capital per share. This measure is defined as cash generated from continuing operations excluding changes in working capital. Working capital can be volatile due to numerous factors including build-up of inventories. Management believes that, by excluding these items from continuing operations, this non-GAAP measure provides investors with the ability to better evaluate the cash flow performance of the Company.

The following table provides a reconciliation of operating cash flow from continuing operations before changes in working capital:

(in $ millions, except where noted)	Fourth quarter ended December 31		Year ended December 31
	2011	2010	2011	2010
	$	$	$	$
Cash generated from operating activities (continuing operations)	204.8	201.1	589.9	347.8
Adjusting items from non-cash working capital items and long-term ore stockpiles:
Accounts receivable and other assets	32.9	2.9	47.8	(20.3)
Inventories and long-term stockpiles	(18.4)	8.0	65.7	73.7
Accounts payable and accrued liabilities	(29.9)	(21.2)	(49.6)	(7.8)

Operating cash flow from continuing operations before changes in working capital	189.4	190.8	653.8	393.4

Basic weighted average number of common shares outstanding (in millions)	375.9	372.8	374.9	371.4

Basic operating cash flow from continuing operations before changes in working capital per share ($/share)	0.50	0.51	1.74	1.06

2. c.	NON-GAAP FINANCIAL MEASURES – GOLD MARGIN (UNAUDITED)

This news release refers to gold margin per ounce of gold, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its gold assets. The information allows management to assess how well the gold mines are performing relative to the plan and to prior periods, as well as assess the overall effectiveness and efficiency of gold operations.

In periods of rising gold prices it becomes profitable to process lower-grade ore. Such a decision will typically result in an increase in cash costs per ounce, but it is equally important to recognize that margins also increase at an equal or even faster rate. While mining lower grade ore results in less gold being processed in any given period, over the long-run it allows us to optimize the production of profitable gold, thereby maximizing our total financial returns over the life of the mine. IAMGOLD’s exploitation strategy, including managing cutoff grades, mine sequencing, and stockpiling practices, is designed to maximize the total value of the asset given conservatively derived assumptions for key economic parameters going forward. At the same time, the site operating teams seek to achieve the best performance in terms of cost per tonne mined, cost per tonne processed and overheads.

The gold margin per ounce of gold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of gold margin per ounce of gold for the gold operating mine (continuing operations) to gold realized price less cash costs per ounce.

	Fourth quarter ended December 31		Year ended December 31
	2011	2010	2011	2010
	$/oz	$/oz	$/oz	$/oz
Realized gold price	1,638	1,381	1,555	1,260
Cash cost for continuing operations	643	536	636	534

Gold margin	995	845	919	726

2.d.	NON-GAAP FINANCIAL MEASURES – CASH COSTS (UNAUDITED)

This news release often refers to cash costs per ounce, a non-GAAP performance measure in order to provide investors with information about the measure used by management to monitor performance. This information is used to assess how well the producing gold mines are performing compared to plan and prior periods, and also to assess the overall effectiveness and efficiency of gold mining operations. “Cash cost” figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is still an accepted standard of reporting cash costs of gold production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Costs include mine site operating costs such as mining, processing, administration, royalties, production taxes, and attributable realized derivative gain or loss, but are exclusive of amortisation, reclamation, capital, exploration and development costs. These costs are then divided by the Company’s attributable ounces of gold produced to arrive at the total cash costs per ounce. The measure, along with sales, is considered a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations.

These gold cash costs do not have any standardized meaning prescribed by Canadian GAAP and differ from measures determined in accordance with GAAP. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These measures are not necessarily indicative of net earnings or cash flow from operations as determined under GAAP.

The following tables provide a reconciliation of total cash costs per ounce produced for gold mines to the mining costs, excluding depreciation, depletion and amortisation as per the unaudited interim consolidated statement of earnings.

Fourth quarter ended December 31, 2011

(in $millions, except where noted) (unaudited)

	OPERATING GOLD MINES						OTHER
	Rosebel	Essakane(a)	Doyon Division	Sadiola	Yatela	Total	Other(b)	Total
	$	$	$	$	$	$	$	$
Mining costs, excluding depreciation, depletion and amortisation	66.2	47.8	11.1	29.6	14.7	169.4	28.8	198.2
Adjust for:
By-product credit (excluded from mining costs)	(0.4)	(0.5)	(0.4)	(0.1)	0.1	(1.3)
Stock movement	4.6	(0.2)	(2.4)	(1.1)	(0.8)	0.1
Other mining costs	(4.9)	(2.4)	11.1	(0.2)	(1.5)	2.1
Cost attributed to non-controlling interests	(3.3)	(4.5)	—	—	—	(7.8)

	(4.0)	(7.6)	8.3	(1.4)	(2.2)	(6.9)

Cash costs – operating mines	62.2	40.2	19.4	28.2	12.5	162.5

Attributable gold production – operating mines (000 oz)	104	94	19	28	8	253

Total cash costs ($/oz)	598	425	1,044	1,023	1,604	643

Year ended December 30, 2011

(in $millions, except where noted) (unaudited)

	OPERATING GOLD MINES						OTHER
	Rosebel	Essakane(a)	Doyon Division	Sadiola	Yatela	Total	Other(b)	Total(c)
	$	$	$	$	$	$	$	$
Mining costs, excluding depreciation, depletion and amortisation	248.7	191.9	37.8	98.1	46.5	623.0	114.9	737.9
Adjust for:
By-product credit (excluded from mining costs)	(1.1)	(1.1)	(1.2)	(0.3)	—	(3.7)
Stock movement	9.1	(0.7)	(5.6)	1.0	(0.8)	3.0
Other mining costs	(7.1)	(7.2)	(5.6)	(0.2)	(1.4)	(21.5)
Cost attributed to non-controlling interests	(12.5)	(18.3)	—	—	—	(30.8)

	(11.6)	(27.3)	(12.4)	0.5	(2.2)	(53.0)

Cash costs – operating mines	237.1	164.6	25.4	98.6	44.3	570.0

Attributable gold production – operating mines (000 oz)	385	337	24	121	29	896

Total cash costs ($/oz)	616	488	1,076	816	1,534	636

(a)	Commercial production started July 16, 2010
(b)	Niobium, Exploration and evaluation and Corporate segments
(c)	As per note 24 of the Company’s consolidated financial statements

Fourth quarter ended December 31, 2010 (in $ millions, except where noted) (unaudited)
	OPERATING GOLD MINES						OTHER
	Rosebel	Essakane(a)	Doyon Division	Sadiola	Yatela	Total	Other(b)	Total
	$	$	$	$	$	$	$	$
Mining costs, excluding depreciation, depletion and amortisation	63.2	42.1	19.4	25.7	11.5	161.9	21.8	183.7
Adjust for:
By-product credit (excluded from mining costs)	(0.2)	(0.1)	(1.3)	(0.1)	(0.1)	(1.8)
Stock movement	(5.3)	(5.1)	(2.9)	(1.0)	0.8	(13.5)
Other mining costs	(1.1)	(0.2)	0.2	(2.0)	(0.2)	(3.3)
Cost attributed to non-controlling interests	(2.8)	(3.6)	—	—	—	(6.4)

	(9.4)	(9.0)	(4.0)	(3.1)	0.5	(25.0)

Cash costs – operating mines	53.8	33.1	15.4	22.6	12.0	136.9

Attributable gold production – operating mines (000 oz)	119	80	18	29	9	255

Total cash cost ($/oz)	449	414	843	785	1,379	536

Year ended December 31, 2010 (in $ millions, except where noted) (unaudited)
	OPERATING GOLD MINES						OTHER
	Rosebel	Essakane(a)	Doyon Division	Sadiola	Yatela	Total	Other(b)	Total(c)
	$	$	$	$	$	$	$	$
Mining costs, excluding depreciation, depletion and amortisation	211.2	48.2	28.7	78.4	46.6	413.1	80.1	493.2
Adjust for:
By-product credit (excluded from mining costs)	(0.4)	(0.1)	(2.1)	(0.2)	(0.1)	(2.9)
Stock movement	(6.0)	11.2	(2.5)	0.6	0.8	4.1
Other mining costs	(3.7)	(0.9)	(2.2)	(1.9)	(0.5)	(9.2)
Cost attributed to non-controlling interests	(10.0)	(5.8)	—	—	—	(15.8)

	(20.1)	4.4	(6.8)	(1.5)	0.2	(23.8)

Cash costs – operating mines	191.1	52.6	21.9	76.9	46.8	389.3

Attributable gold production – operating mines (000 oz)	395	122	33	118	60	728

Total cash cost ($/oz)	484	429	655	653	780	534

(a)	Commercial production started July 16, 2010.
(b)	Niobium, Exploration and evaluation and Corporate segments.
(c)	As per note 24 of the Company’s consolidated financial statements.

2.e.	NON-GAAP FINANCIAL MEASURES – UNIT OPERATING MARGIN PER KILOGRAM OF NIOBIUM FOR THE NIOBEC MINE (UNAUDITED)

The Company’s News Release refers to operating margin per kilogram of niobium at the Niobec mine, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its non-gold asset, the Niobec mine. The information allows management to assess how well the Niobec mine is performing relative to the plan and to prior periods, as well as, assess the overall effectiveness and efficiency of the operations. The operating margin per kilogram of niobium does not have any standardized meaning prescribed by Canadian GAAP, are unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with GAAP.

The following table provides a reconciliation of operating margin per kilogram of niobium at the Niobec mine to revenues, and mining costs as per the unaudited consolidated interim statement of earnings.

(in $ millions, except where noted)	Fourth quarter ended December 31		Year ended December 31
	2011	2010	2011	2010
	$	$	$	$
Revenues from the Niobec mine	47.7	39.2	177.8	158.7

Mining costs per consolidated statement of earnings	198.2	183.7	737.9	493.2
Mining costs from gold mines as per cash cost reconciliation	(169.4)	(161.9)	(623.0)	(413.1)
Other mining costs	(1.2)	0.5	(4.6)	(0.7)

Mining costs from the Niobec mine	27.6	22.3	110.3	79.4

Operating margin	20.1	16.9	67.5	79.3

Sales volume (millions of kg Nb)	1.3	1.0	4.6	4.3

Operating margin ($/kg Nb)	16	17	15	18